SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For October 2009

Commission File Number 0-28800

_____

DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

_____

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of October 2009, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated October 22, 2009, entitled "REPORT TO SHAREHOLDERS FOR THE FIRST QUARTER ENDED 30 SEPTEMBER 2009".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: October 22, 2009

By: /s/ Themba Gwebu

Name: Themba Gwebu

Title: Company Secretary

DRDGOLD LIMITED





Report to shareholders for the first quarter ended 30 September 2009

(Incorporated in the Republic of South Africa), Registration No.1895/000926/06, JSE share code: DRD, ISIN: ZAE 000058723, Issuer code: DUSM, NASDAQ trading symbol: DROOY, ("DRDGOLD" or "the company").

GROUP RESULTS

KEY FEATURES

- Third successive fatality-free quarter
- Production steady at 57 000oz for the quarter
- Crown, ERPM surface operations performed well
- Surface production now 68% of total production

- Two-year, single-digit wage agreement struck
- Weaker Rand gold price knocks revenue
- Electricity price hike hits costs

REVIEW OF OPERATIONS Group		Quarter Sep 2009	Quarter Jun 2009	% Change	Quarter Sep 2008
Gold production	oz	57 292	57 775	(1)	70 861
	kg	1 782	1 797	(1)	2 204
Gold production sold	oz	59 864	55 234	8	70 861
	kg	1 862	1 718	8	2 204
Cash operating costs	US$ per oz	968	855	(13)	755
	ZAR per kg	243 684	235 499	(3)	188 967
Gold price received	US$ per oz	950	900	6	864
	ZAR per kg	239 098	244 927	(2)	216 297
Capital expenditure	US$ million	8.2	13.7	40	9.1
	ZAR million	64.2	117.3	45	70.2

STOCK

Issued capital
378 116 316 ordinary no par value shares
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed:
394 901 282

Stock traded		JSE	NASDAQ*
Average volume for the quarter per day ('000)		497	1 610
% of issued stock traded (annualised)		34	111
Price	• High	R6.98	$0.900
	• Low	R5.24	$0.654
	• Close	R5.25	$0.724

This data represents per share data and not ADS data – one ADS reflects 10 ordinary shares



Forward looking statements

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licences or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2008, which we filed with the United States Securities and Exchange Commission on 12 December 2008 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events.

Overview

Dear shareholder

Safety, health and environment

We are pleased, and grateful to be able to report another fatality free quarter. Performance in respect of other safety parameters was mixed.

At Blyvooruitzicht Gold Mining Company Limited ("Blyvoor"), trending in Dressing Station Injury Frequency Rate ("DSIFR") and the Disabling Injury Frequency Rate ("DIFR") improved, but the Reportable Injury Frequency Rate ("RIFR") deteriorated marginally. Crown Gold Recoveries (Pty) Limited ("Crown"), showed an improvement in its DSIFR rate, but the DIFR and RIFR deteriorated. At East Rand Proprietary Mines Limited ("ERPM"), the DIFR improved, but the DSIFR and the RIFR deteriorated.

We completed the quantitative risk assessment for airborne pollutants at Blyvoor's No 6 Shaft, while the baseline quantitative risk assessment for airborne pollutants at the mine's No 5 Shaft, disrupted by wage-related strike action, has resumed. A baseline quantitative risk assessment for noise at the mine's surface operations has begun. The Organisational Cultural Diagnostic Instrument ("OCDI") survey related to the company's operations-wide Behaviour Based Safety Initiative ("BBSI") was scheduled to have been conducted at Blyvoor's No 6 Shaft during the quarter but was postponed pending the completion of the Section 189A consultation process regarding restructuring and right-sizing at Blyvoor. Consequently, development and roll-out of the BBSI has been placed on hold and will resume when the Section 189A consultation process is completed.

Muffling of drilling machines and silencing of fans at Blyvoor, aimed at reducing noise levels in the workplace towards new standards of compliance, have been completed. Installation of wet scrubbers at tips to improve dust control will get under way on completion of the current research project.

We have now developed an occupational health register, to be linked to employees' health records.

During the quarter, our company spent R8.1 million on environmental management and rehabilitation.

Production

Total gold production was down 1% quarter-on-quarter at 57 292oz, reflecting a 14% decline in underground production from Blyvoor, the reasons for which are discussed in more detail below. Surface production increased by 10% to 38 870oz – a consequence of better performances by Crown and ErgoGold.

Total gold sold was 8% higher at 59 864oz.

Financial

Total revenue for the quarter was 6% higher at R445.2 million, the 8% increase in gold sold offsetting the impact of a 2% drop in the average Rand gold price received to R239 098/kg. After accounting for net operating costs – 7% higher at R449.4 million due to higher electricity prices and wage increase provisions – an operating loss of R4.2 million was recorded compared with an operating profit of R1.3 million in the previous quarter.

Depreciation, provision for environmental rehabilitation and retrenchment costs contributed to a gross loss of R56.5 million, with administration costs of R46.3 million resulting in a pre-tax loss of R97.0 million. Deferred tax reduced the net loss for the period to R63.3 million. This compares with a net profit of R42.6 million in the previous quarter.

Corporate

As was previously reported, we reached a wage agreement with the United Association of South Africa ("UASA") ranging from a 4% basic increase at ERPM to a 6.5% basic increase plus a gold profit share scheme at Crown and Blyvoor. With the National Union of Mineworkers ("NUM"), after strike action lasting nearly four weeks at Crown and Blyvoor, we eventually settled on a 4% basic increase at ERPM and an 8% basic increase at Crown and Blyvoor. At Crown, settlement included the gold profit share scheme, which can add up to 7% across the board to the basic increase. At Blyvoor, the NUM rejected the scheme.

Last quarter, we reported that we had appealed to power utility Eskom for a delay in the implementation of its 32% price increase. This appeal was rejected.

Detailed operating and financial review

Blyvoor

Total gold production was 18% lower at 25 978oz, reflecting a 14% decline in gold production from underground to 18 422oz and a 27% decline in surface gold production to 7 556oz.

Lower underground production resulted from a 5% drop in underground throughput to 145 000t and a 10% drop in the average underground yield to 3.95g/t. Underground throughput was negatively affected primarily by the 11 production shifts lost towards the end of the quarter due to wage-related strike action. The lower average yield reflects the continuing negative impact of seismicity-related damage to a high-grade stope at No 5 Shaft and the switching of mining of the Main Reef from the eastern side of No 5 Shaft to the western side. These levels of recovery are expected to continue until after the rehabilitation of the aforementioned panels in the third financial quarter.

A 6% decline in surface throughput to 810 000t and a 24% decline in the average surface yield to 0.29g/t resulted in lower surface gold production. Lower throughput and yield were a consequence of the discontinuation of recovery and treatment of material from the surface rock dump, uneconomic at the prevailing Rand gold price, and of significant quantities of lower-grade, clay-like material encountered during slimes recovery from the No 5 Slimes Dam. The latter issue was a temporary matter, and had been resolved by quarter end.

Whilst total cash operating costs came in at R227.7 million compared to R225.1 million the previous quarter, unit cost per kilogram rose by 24% to R281 782/kg, a consequence of lower gold production, higher electricity prices and provision for wage increases. Underground cash operating costs increased by 19% to R346 068/kg and surface cash operating costs by 24% to R125 034/kg. Lower production, a lower average Rand gold price received and higher costs led to a R34.8 million cash operating loss, compared with the previous quarter's cash operating profit of R19.2 million.

Capital expenditure was 5% higher at R25.1 million, the main items being two re-conditioned crushers purchased for the gold plant.

Production ramp-up at No 5 Shaft's Way Ahead Project continued. Monthly production is currently around 1 400m², with full production of 2 500m² per month expected in eight months' time. The 15/29 Incline Project has been placed on hold pending a recovery in the Rand gold price.

Consultations with employees and unions on restructuring and right-sizing Blyvoor in terms of Section 189 of the Labour Relations Act, continued during the quarter and are scheduled to conclude on Friday, 23 October 2009.

Crown

Gold production rose by 6% to 19 065oz, primarily due to a 5% increase in the average yield to 0.41g/t. Throughput was 2% higher at 1 440 000t. The higher average yield reflected good grades obtained from clean-ups of the City Deep areas, the 3A17 Dump site in particular. In spite of wage-related strike action that began on 16 September and continued for the rest of the quarter, no production shifts were lost.

Cash operating costs increased by 6% to R198 339/kg, due mainly to higher electricity prices.

Cash operating profit was 29% higher at R31.4 million, a consequence of higher gold production. Capital expenditure was 37% lower at R5.0 million. Work continued on studies to determine the environmental impact and economic feasibility of a pipeline linking the Crown plants to Ergo's deposition site at Brakpan.

ERPM

Underground clean-up following the discontinuation of underground mining was concluded at the end of the last quarter and the quarter under review was ERPM's first as a surface retreatment-only operation.

Gold production from surface sources, nonetheless, was 35% higher quarter-on-quarter at 7 009oz, reflecting an 18% increase in the average surface yield to 0.45g/t and a 14% increase in surface throughput to 487 000t. The improved yield, resulting from recovery of higher-grade material from the northern part of the Cason Dump, is expected to be sustained in the medium term.

Surface cash operating costs were 20% lower at R157 862/kg and a cash operating profit of R25.0 million was recorded compared with the previous quarter's loss of R18.3 million.

No capital expenditure was incurred during the quarter.

ErgoGold

We achieved an encouraging improvement in the recoveries and efficiencies of our elution and electro-winning circuits, both of which were well below target at the end of the previous quarter. Residue values suggest that we are not allowing more gold than planned to find its way onto our tailings dams, although actual recoveries are not yet at the steady state which we had hoped to achieve by quarter end.

Gold production rose by 181% to 5 240oz, reflecting a 52% increase in throughput to 2 324 000t and a 75% improvement in the average yield. Test work suggests however, that recoveries from the L29 Dam remained at around 0.05g/t. We are also not ruling out the possibility that material from this dam may be affecting the recovery efficiencies of materials from the Elsburg Tailings Complex ("ETC"). We have now completed a small pilot plant into which we will direct the flows of material at will, to provide us with better insight into the recovery characteristics of the two sources.

Cash operating costs were 47% lower at R334 571/kg. The cash operating loss was reduced to R10.6 million from the R27.8 million in the previous quarter.

Looking ahead

The strength of the Rand continues to impact on revenues, the performance of the US$ gold price notwithstanding. I have said previously, and I remain of the view, that businesses should in the medium term be able to perform sustainably at a gold price of R250 000/kg. With the increases proposed by Eskom, of 45% per year for the next three years, electricity as a percentage of total costs will increase from around 19% to just over 30% by 2012. This means that margins will remain under pressure until we see further increases in the gold price.

Our assets, and our strategic direction of greater exposure to surface assets are starting to demonstrate greater resilience against the risks that have become typical of deep-level mining in South Africa namely: volume and grade volatility, labour efficiency and costs, especially electricity costs.

In times like these, for assets where the exposure to these risks is higher, the appropriate countermeasure remains reducing fixed overhead costs. This must be coupled with optimising the efficiencies of those assets with less exposure. Reducing Blyvoor's fixed overhead costs further through the current restructuring consultations and optimising ErgoGold to steady state will accordingly remain our near-term focus.

Niël Pretorius
Chief Executive Officer
22 October 2009

The condensed consolidated financial statements below have been prepared in accordance with International Financial Reporting Standards ("IFRS") and the disclosure requirements of IAS 34, which is consistent with the accounting policies used in the audited annual financial statements for the year ended 30 June 2009.

CONDENSED CONSOLIDATED	Quarter	Quarter	Quarter
	Sep 2009	Jun 2009	Sep 2008
	Rm	Rm	Rm
Statement of comprehensive income	Unaudited	Unaudited	Unaudited
Gold and silver revenue	445.2	420.7	476.7
Net operating costs	(449.4)	(419.4)	(419.5)
Cash operating costs	(434.2)	(423.2)	(416.5)
Movement in gold in process	(15.2)	3.8	(3.0)
Operating (loss)/profit	(4.2)	1.3	57.2
Depreciation	(42.7)	(41.6)	(17.0)
Movement in provision for environmental rehabilitation	(8.4)	(6.2)	(12.1)
Retrenchment costs	(1.2)	(1.4)	(0.9)
Gross (loss)/profit from operating activities	(56.5)	(47.9)	27.2
Impairments	–	(19.4)	(47.6)
Administration expenses and general costs	(46.3)	(56.5)	(8.9)
Share-based payments	(0.7)	(1.7)	(1.1)
Financial liabilities measured at amortised cost	–	(8.8)	7.3
Recognition of goodwill on purchase of subsidiary	–	53.0	–
Profit/(loss) on sale of assets and investments	1.2	–	(1.6)
Finance income	8.4	3.3	32.9
Finance expenses and unwinding of provisions	(3.1)	(3.2)	(2.7)
(Loss)/profit before taxation	(97.0)	(81.2)	5.5
Income tax	(6.8)	3.2	(15.6)
Deferred tax	40.5	120.6	1.3
Net (loss)/profit for the period	(63.3)	42.6	(8.8)
Attributable to:			
Ordinary shareholders of the company	(48.4)	37.2	3.1
Minority interest	(14.9)	5.4	(11.9)
	(63.3)	42.6	(8.8)
Other comprehensive income			
Foreign exchange translation	0.2	10.0	(19.5)
Purchase of assets and investments	–	192.9	–
Mark-to-market of available-for-sale investments	–	(1.1)	–
Total comprehensive income for the period	(63.1)	244.4	(28.3)
Attributable to:			
Ordinary shareholders of the company	(48.2)	179.3	(16.4)
Minority interest	(14.9)	65.1	(11.9)
	(63.1)	244.4	(28.3)
Reconciliation of headline (loss)/profit			
Net (loss)/profit	(48.4)	37.2	3.1
Adjusted for:			
- Impairments	–	19.4	47.6
- Goodwill on purchase of subsidiary	–	(53.0)	–
- (Profit)/loss on sale of assets and investments	(1.2)	–	1.2
- Minority share of headline earnings adjustment	–	(4.4)	(12.4)
Headline (loss)/profit	(49.6)	(0.8)	39.5
Headline (loss)/earnings per share-cents	(13.1)	(0.2)	10.5
Basic (loss)/earnings per share-cents	(12.8)	9.8	0.8
Diluted headline (loss)/earnings per share-cents	(13.1)	(0.2)	10.5
Diluted basic (loss)/earnings per share-cents	(12.8)	9.8	0.8
Calculated on the weighted average ordinary shares issued of:	378 020 712	377 733 911	376 573 381

CONDENSED CONSOLIDATED	As at	As at	As at
Statement of financial position	**30 Sep 2009** **Rm** **Unaudited**	30 Jun 2009 Rm Unaudited	30 Sep 2008 Rm Unaudited
Assets			
Property, plant and equipment	1 759.1	1 737.5	821.2
Non-current Investments and other assets	43.0	43.0	65.3
Environmental rehabilitation trust funds	134.2	129.7	116.0
Deferred tax	184.9	165.1	82.8
Current assets	458.8	550.5	1 036.6
Inventories	90.1	93.9	67.4
Trade and other receivables	119.4	88.0	145.2
Cash and cash equivalents	234.3	353.6	809.0
Assets classified as held for sale	15.0	15.0	15.0
Total assets	2 580.0	2 625.8	2 121.9
Equity and Liabilities			
Equity	1 502.5	1 584.0	1 240.7
Shareholders' equity	1 414.9	1 481.5	1 191.4
Minority shareholders' interest	87.6	102.5	49.3
Long-term liabilities	65.1	65.1	120.8
Post-retirement and other employee benefits	45.0	43.6	23.4
Provision for environmental rehabilitation	423.4	412.5	394.9
Deferred tax	173.7	194.6	–
Current liabilities	370.3	326.0	342.1
Trade and other payables	322.3	323.9	270.3
Short-term liabilities	48.0	2.1	34.2
Liabilities classified as held for sale	–	–	37.6
Total equity and Liabilities	2 580.0	2 625.8	2 121.9

CONDENSED CONSOLIDATED	Quarter	Quarter	Quarter
Statement of changes in equity	**30 Sep 2009** **Rm** **Unaudited**	30 Jun 2009 Rm Unaudited	30 Sep 2008 Rm Unaudited
Balance at the beginning of the period	1 584.0	1 335.7	1 305.5
Share capital issued	(0.1)	2.2	–
- for share options exercised	0.4	2.2	–
- for costs	(0.5)	–	–
Increase in share-based payment reserve	0.7	1.7	1.1
Net (loss)/profit attributed to ordinary shareholders	(48.4)	37.2	3.1
Net (loss)/profit attributed to minority shareholders	(14.9)	5.4	(11.9)
Dividends declared	(19.0)	–	(37.6)
Decrease in minorities	–	59.7	–
Other comprehensive income	0.2	142.1	(19.5)
Balance as at the end of the period	1 502.5	1 584.0	1 240.7

CONDENSED CONSOLIDATED	Quarter	Quarter	Quarter
Statement of cash flows	**30 Sep 2009** **Rm** **Unaudited**	30 Jun 2009 Rm Unaudited	30 Sep 2008 Rm Unaudited
Net cash (out)/inflow from operations	(101.6)	39.5	25.3
Net cash (out)/inflow from investing activities	(64.2)	(377.3)	(46.4)
Net cash in(out)/flow from financing activities	45.9	156.0	(2.6)
Decrease in cash and cash equivalents	(119.9)	(181.8)	(23.7)
Translation adjustment	0.6	(10.3)	(13.4)
Opening cash and cash equivalents	353.6	545.7	846.1
Closing cash and cash equivalents	234.3	353.6	809.0

CONDENSED CONSOLIDATED (CONTINUED)	Quarter	Quarter	Quarter
	30 Sep 2009	30 Jun 2009	30 Sep 2008
	Rm	Rm	Rm
Statement of cash flows	Unaudited	Unaudited	Unaudited
Reconciliation of net cash (out)/inflow from operations			
(Loss)/profit before taxation	(97.0)	(81.2)	5.5
Adjusted for:			
Movement in gold in process	15.2	(3.8)	3.0
Depreciation and impairment	42.7	61.0	64.6
Movement in provision for environmental rehabilitation	8.4	6.2	12.1
Share-based payments	0.7	1.7	1.1
Loss/(profit) on derivative financial instruments	–	8.8	(7.3)
(Profit)/loss on sale of assets and investments	(1.2)	–	1.6
Recognition of goodwill on purchase of subsidiary	–	(53.0)	–
Finance expense and unwinding of provisions	2.5	3.2	(1.6)
Growth in environmental trust funds	(2.4)	(2.8)	(3.5)
Other non-cash items	5.0	38.5	0.9
Taxation paid	–	(20.2)	–
Working capital changes	(75.5)	81.1	(51.1)
Net cash (out)/inflow from operations	(101.6)	39.5	25.3

KEY OPERATING AND AND FINANCIAL RESULTS (Unaudited)

Metric			Blyvoor	Crown	ERPM	ErgoGold*	Total Operations
Ore milled (t'000)	Underground	Sep 09 Qtr	145	–	–	–	145
		Jun 09 Qtr	152	–	61	–	213
	Surface	Sep 09 Qtr	810	1 440	487	2 324	5 061
		Jun 09 Qtr	862	1 414	428	1 525	4 229
	Total	Sep 09 Qtr	955	1 440	487	2 324	5 206
		Jun 09 Qtr	1 014	1 414	489	1 525	4 442
Yield (g/t)	Underground	Sep 09 Qtr	3.95	–	–	–	3.95
		Jun 09 Qtr	4.37	–	0.51	–	3.26
	Surface	Sep 09 Qtr	0.29	0.41	0.45	0.07	0.24
		Jun 09 Qtr	0.38	0.39	0.38	0.04	0.26
	Total	Sep 09 Qtr	0.85	0.41	0.45	0.07	0.34
		Jun 09 Qtr	0.97	0.39	0.39	0.04	0.40
Gold produced (kg)	Underground	Sep 09 Qtr	573	–	–	–	573
		Jun 09 Qtr	664	–	31	–	695
	Surface	Sep 09 Qtr	235	593	218	163	1 209
		Jun 09 Qtr	324	558	162	58	1 102
	Total	Sep 09 Qtr	808	593	218	163	1 782
		Jun 09 Qtr	988	558	193	58	1 797
Cash operating costs (ZAR per kg)	Underground	Sep 09 Qtr	346 068	–	–	–	346 068
		Jun 09 Qtr	289 816	–	809 968	–	313 017
	Surface	Sep 09 Qtr	125 034	198 339	157 862	334 571	195 159
		Jun 09 Qtr	100 799	187 314	197 173	629 707	186 611
	Total	Sep 09 Qtr	281 782	198 339	157 862	334 571	243 684
		Jun 09 Qtr	227 831	187 314	295 601	629 707	235 499
Cash operating costs (ZAR per tonne)	Underground	Sep 09 Qtr	1 368	–	–	–	1 368
		Jun 09 Qtr	1 266	–	412	–	1 021
	Surface	Sep 09 Qtr	36	82	71	23	47
		Jun 09 Qtr	38	74	75	24	49
	Total	Sep 09 Qtr	238	82	71	23	83
		Jun 09 Qtr	222	74	117	24	95
Cash operating profit/(loss) (ZAR million)		Sep 09 Qtr	(34.8)	31.4	25.0	(10.6)	11.0
		Jun 09 Qtr	19.2	24.4	(18.3)	(27.8)	(2.5)
Capital expenditure (ZAR million)		Sep 09 Qtr	25.1	5.0	–	34.1	64.2
		June 09 Qtr	24.0	7.9	–	85.4	117.3

KEY OPERATING AND AND FINANCIAL RESULTS (UNAUDITED)

Imperial			Blyvoor	Crown	ERPM	ErgoGold*	Total Operations
Gold produced (oz)	Underground	Sep 09 Qtr	18 422	–	–	–	18 422
		Jun 09 Qtr	21 349	–	996	–	22 345
	Surface	Sep 09 Qtr	7 556	19 065	7 009	5 240	38 870
		Jun 09 Qtr	10 417	17 940	5 208	1 865	35 430
	Total	Sep 09 Qtr	25 978	19 065	7 009	5 240	57 292
		Jun 09 Qtr	31 766	17 940	6 204	1 865	57 775
Cash operating costs (US$ per oz)	Underground	Sep 09 Qtr	1 375	–	–	–	1 375
		Jun 09 Qtr	1 048	–	2 983	–	1 144
	Surface	Sep 09 Qtr	497	788	627	1 330	776
		Jun 09 Qtr	365	682	723	2 313	673
	Total	Sep 09 Qtr	1 120	788	627	1 330	968
		Jun 09 Qtr	824	682	1 086	2 313	855
Cash operating profit/(loss) (US$ million)		Sep 09 Qtr	(4.4)	4.0	3.2	(1.4)	1.4
		Jun 09 Qtr	2.5	3.1	(2.2)	(3.4)	–
Capital expenditure (US$ million)		Sep 09 Qtr	3.2	0.6	–	4.4	8.2
		Jun 09 Qtr	2.8	1.0	–	9.9	13.7

CASH OPERATING COSTS RECONCILIATION

R'000 unless otherwise stated		Blyvoor	Crown	ERPM	ErgoGold*	Total Operations
Total cash costs	Sep 09 Qtr	238 485	129 195	69 166	62 171	499 017
	Jun 09 Qtr	242 879	129 844	54 651	37 719	465 093
Movement in gold in process	Sep 09 Qtr	(2 951)	(546)	(6 646)	(5 046)	(15 189)
	Jun 09 Qtr	(11 485)	4 547	4 949	5 787	3 798
Less: Production taxes, rehabilitation and other	Sep 09 Qtr	2 574	6 631	23 465	2 290	34 960
	Jun 09 Qtr	2 459	21 140	(2 034)	4 796	26 361
Less: Retrenchment costs	Sep 09 Qtr	447	–	–	–	447
	Jun 09 Qtr	–	–	1	–	1
Less: Corporate and general administration costs	Sep 09 Qtr	4 833	4 403	4 641	300	14 177
	Jun 09 Qtr	3 838	8 730	4 582	2 187	19 337
Cash operating costs	Sep 09 Qtr	227 680	117 615	34 414	54 535	434 244
	Jun 09 Qtr	225 097	104 521	57 051	36 523	423 192
Gold produced	Sep 09 Qtr	808	593	218	163	1 782
	Jun 09 Qtr	988	558	193	58	1 797
Total cash operating costs – R/kg	Sep 09 Qtr	281 782	198 339	157 862	334 571	243 684
	Jun 09 Qtr	227 831	187 314	295 601	629 707	235 499
Total cash operating costs – US$/oz	Sep 09 Qtr	1 120	788	627	1 330	968
	Jun 09 Qtr	824	682	1 086	2 313	855

* ErgoGold represents DRDGold's 100% share in the Elsburg Joint Venture and 50% in the Ergo Joint Venture.

Directors – (* British) (** American)

Executives:
DJ Pretorius (Chief Executive Officer)
CC Barnes (Chief Financial Officer)

Non-executive:
J Turk**

Independent non-executives:
GC Campbell* (Non-Executive Chairman)
RP Hume
EA Jeneker

Company secretary:
TJ Gwebu

For further information, contact Niël Pretorius at:
Tel: +27 (0)11 219 8700
Fax: +27 (0)11 476 2637
Web   www.drdgold.co.za
Ebsco House 4 • 299 Pendoring Avenue • Blackheath • Randburg • South Africa
PO Box 390 • Maraisburg 1700 • South Africa

Russell and Associates 2998/09